Exhibit 99.1

JinkoSolar Announces Second Quarter 2013 Financial Results

SHANGHAI, China, August 14, 2013 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a leading global solar power product manufacturer, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•	Total solar product shipments were 489.2 megawatts (“MW”), consisting of 460.0 MW of solar modules, 11.1 MW of silicon wafers and 18.1 MW of solar cells. This represents an increase of 44.5% from 338.6 MW in the first quarter of 2013 and an increase of 61.9% from 302.1 MW in the second quarter of 2012.

•	Total revenues were RMB1.76 billion (US$287.6 million), representing an increase of 51.7% from the first quarter of 2013 and an increase of 42.6% from the second quarter of 2012.

•	Gross margin was 17.7%, compared with 12.7% in the first quarter of 2013 and 8.4% in the second quarter of 2012.

•	In-house gross margin[1] was 18.3%, compared with 13.1% in the first quarter of 2013 and 11.2% in the second quarter of 2012.

•	Income from operations was RMB155.8 million (US$25.4 million), compared with a loss from operations of RMB16.8 million in the first quarter of 2013 and a loss from operations of RMB82.5 million in the second quarter of 2012.

•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB49.0 million (US$8.0 million), compared with a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB128.7 million in the first quarter of 2013 and a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB310.5 million in the second quarter of 2012.

[1]	JinkoSolar defines “in-house gross margin” as the gross margin of PV modules produced using the Company’s in-house produced silicon wafers and solar cells.

●	Diluted earnings per American depositary share (“ADS”) was RMB2.20 (US$0.36), compared with a diluted loss per ADS of RMB5.80 in the first quarter of 2013 and a diluted loss per ADS of RMB14.00 in the second quarter of 2012. Each ADS represents four ordinary shares.

●	Cash flow from operating activities was RMB459.3 million (US$74.8 million).

●	Three utility-scale projects in China, consisting of 55 MW, were completed, which are currently operating and earning feed-in tariffs. Six utility-scale projects, totaling 146 MW, are currently under construction.

●	Non-GAAP net income[2] attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the second quarter of 2013 was RMB74.3 million (US$12.1 million), compared with a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB75.3 million in the first quarter of 2013 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB297.6 million in the second quarter of 2012.

●	Non-GAAP basic and diluted earnings per ADS were RMB3.36 (US$0.56) and RMB3.32 (UD$0.56), respectively in the second quarter of 2013.

2 JinkoSolar adjusts net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders to exclude 1) the expenses related to the issuance of convertible senior notes, 2) changes in fair value of convertible senior notes and capped call options, 3) interest expenses on the convertible senior notes, and 4) the exchange gain on the convertible senior notes and capped call options. Consistent with this approach, we believe that disclosing non-GAAP net income and earnings per share to the readers of our financial statements provides useful supplemental data that, while not a substitute for GAAP net income and earnings per share, allows for greater transparency in the review of our financial and operational performance.

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“I am pleased to report JinkoSolar’s first quarter of profitability since the third quarter of 2011,” commented Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer. “During the second quarter of 2013, increasing demand from regions where we have made strategic investments and our ability to efficiently execute our strategy further solidified our leading position in the global PV market. We increased shipment volumes and expanded our gross margin to 17.7%, making JinkoSolar among the first Chinese module producers to return to net profitability since the downturn. We recently increased our integrated production capacity from 1.2 GW to 1.5 GW as a result of technological improvements and the upgrading of production lines. By persevering through our strategy, we have successfully navigated the rapidly changing solar power environment to emerge a stronger, profitable, more nimble company. Most importantly, we expect to realize net profitability for the entire year as we are confident that this quarter’s strong operational and financial performance is indicative of our future performance. Module shipments for 2013 have been revised upwards and are expected to be in the range of 1.5 GW to 1.7 GW, compared to our previous outlook of 1.2 GW to 1.5 GW.

“Over the past few quarters, JinkoSolar has rapidly adapted to a number of fundamental shifts in the market and we now believe we are fully prepared to take advantage of the more favorable industry conditions. While ASPs continue to stabilize, the solar industry has begun to consolidate with demand gradually aligning with supply. These fundamental industry shifts are further supported by a series of positive developments domestically and internationally. The EU and China have reached a settlement agreement for the export of solar panels that has improved our visibility on the European market. The guidelines recently issued by China’s State Council emphasized the strategic importance of the PV industry and set a clear target of 35GW by 2015.”

“We believe we are ready to demonstrate and further improve upon the state-of-the-art technology, reliability and quality of our solar products. In just the past quarter, JinkoSolar received Dynamic Mechanical Load test certification - a first in the PV industry - and Dust and Sand verification from TUV Nord, as well as Fire Resistance certification from Italy’s Istituto Giordano. We have increased our ability to customize our modules for real world conditions and other customers demands. With increasing demands and a solid portfolio of products, we are poised to leverage our leading brand, strong relationships and technological leadership as the market recovers.”

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“As a direct result of our decision to increase our exposure globally, we have reduced our reliance on Europe, and expanded our presence in emerging markets, such as China, Japan, the United States, South Africa and India. Having seen China’s potential early on, we made a significant push to capture a first mover advantage, further securing our leading position with our strong brand name ahead of our home market’s rapid growth. Following the establishment of our sales office in Tokyo earlier this year, Japan continues to show promise as we push deeper into the market, making it a more significant part of our shipment portfolio. We have developed multiple meaningful relationships with customers there and look forward to future opportunities. We remain dedicated to serving our customers in the US, which has already become a strategically important market for us following the recently announced 39 MW contract to supply three utility-scale projects in the Midwestern United States. Orders from South Africa and India also continue to grow as we build our brand there. Meanwhile, we have continued our effort to penetrate new emerging markets in the Middle East and Latin America.”

“We continue our transformation from a traditional manufacturer to a one-stop energy solution provider. By the end of this year, we expect to complete solar power projects with total capacity in the range of 200-300MW and our project pipeline is now rapidly approaching 700MW. Our financing, project development, EPC, and system operations and maintenance teams are well-positioned to take full advantage of these new opportunities. The State Council’s development guidelines established a clear 35 GW target by 2015 and guaranteed subsidies for the next 20 years, which will be settled monthly. With the largest project development pipeline and scale domestically among US-listed Chinese solar manufacturers, we expect our downstream business to benefit greatly as we continue our strategic transformation.”

“Having turned the corner both financially and operationally, we are optimistic about the future. We are proud of what we have accomplished this quarter on the foundation of our management’s vision and strategic execution. We believe that it speaks to our perseverance and determination during difficult times. We have successfully navigated the global downturn by prudently managing our business and diligently improving our industry leading technology, cost structure and brand equity. With our strong client relationships and respected reputation, we believe that we are now in a solid position to drive future growth and shareholder value.”

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Second Quarter 2013 Financial Results

Total Revenues

Total revenues in the second quarter of 2013 were RMB1.76 billion (US$287.6 million), representing an increase of 51.7% from RMB1.16 billion in the first quarter of 2013 and an increase of 42.6% from RMB1.24 billion in the second quarter of 2012. The sequential increase in revenues was primarily attributable to the significant increase in the shipment of solar modules. The year-over-year increase in total revenues was mainly due to an increase in the shipment of solar modules which was offset by the decline in average selling prices (“ASPs”) of solar modules.

The Company has entered into certain sales contracts with retainage terms (the "Retainage Contracts") since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the "Retainage Period"). Given the limited experience the Company has with respect to the collectability of the retainage under Retainage Contracts, the Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amounts of retainage under the Retainage Contracts that were not recognized as revenue were RMB31.4 million and RMB9.5 million for the second quarter of 2013 and the first quarter of 2013, respectively. As of June 30, 2013, the cumulative amounts of retainage that were not recognized as revenue was RMB146.9 million.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2013 was RMB311.6 million (US$50.8 million), compared with a gross profit of RMB147.3 million in the first quarter of 2013 and a gross profit of RMB103.6 million in the second quarter of 2012.

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Gross margin was 17.7% in the second quarter of 2013 compared with 12.7% in the first quarter of 2013 and 8.4% in the second quarter of 2012. The sequential increase in our gross margin was primarily attributable to improvements in operating efficiency, increased solar module ASPs and continued cost reductions for our polysilicon and auxiliary materials. The year-over-year increase in our gross margin was mainly due to improvements in operating efficiency and continued cost reductions for our polysilicon and auxiliary materials which were partially offset by declines in solar module ASPs.

In-house gross margin relating to the Company’s in-house silicon wafer, solar cell, and solar module production was 18.3% in the second quarter of 2013, compared with 13.1% in the first quarter of 2013 and 11.2% in the second quarter of 2012.

Income/(Loss) from Operations and Operating Margin

Income from operations in the second quarter of 2013 was RMB155.8 million (US$25.4 million), compared with a loss from operations of RMB16.8 million in the first quarter of 2013 and a loss from operations of RMB82.5 million in the second quarter of 2012. Operating margin in the second quarter of 2013 was positive 8.8%, compared with negative 1.4% in the first quarter of 2013 and negative 6.7% in the second quarter of 2012.

Total operating expenses in the second quarter of 2013 were RMB155.8 million (US$25.4 million), a decrease of 5.1% from RMB164.1 million in the first quarter of 2013 and a decrease of 16.3% from RMB186.1 million in the second quarter of 2012. The sequential decrease was primarily due to the reversal of provisions for bad debts of RMB54.0 million as a result of the subsequent cash collection of long-aged accounts receivable, partially offset by an increase in shipping and warranty costs resulting from the increase in solar module shipments. The year-over-year decrease in operating expenses was mainly due to the reversal of provision for bad debts.

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Total operating expenses excluding the provision for bad debt was RMB209.8 million, compared to RMB173.8 million in the first quarter of 2013 and RMB177.5 million in the second quarter of 2012.

Total operating expenses excluding the provision for bad debts, as a percentage of total net revenues were 11.9% in the second quarter of 2013, compared to 14.9% in the first quarter of 2013 and 14.3% in the second quarter of 2012.

Interest Expense, Net

Net interest expense in the second quarter of 2013 was RMB58.5 million (US$9.5 million), an increase of 5.8% from RMB55.3 million in the first quarter of 2013 and an increase of 6.6% from RMB54.8 million in the second quarter of 2012. The increase in net interest expense was primarily due to the successful issuance of RMB800 million in corporate bonds and the RMB360 million loan agreement with China Development Bank.

Exchange Loss

Due to the depreciation of the Euro against the RMB during the second quarter of 2013, the Company recorded an exchange loss of RMB5.8 million (US$0.9 million) in the second quarter of 2013, which was primarily due to a foreign currency exchange loss of RMB19.0 million (US$3.1 million) and gain in fair value of forward contracts of RMB13.3 million (US$2.2 million).The Company had net exchange loss of RMB18.7 million in the first quarter of 2013 and net exchange loss of RMB178.2 million in the second quarter of 2012.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes and capped call options of RMB25.2 million (US$4.1 million) in the second quarter of 2013.

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Equity in losses of affiliated companies

The Company recognized equity loss of affiliated companies of RMB19.3 million (US$3.1 million) in the second quarter of 2013, which was primarily due to the elimination of inter-company profit of a solar module shipment to one of JinkoSolar’s affiliated companies.

Income Tax Benefit / (Expense))

The Company recognized an income tax benefit of RMB0.2 million (US$35,125) in the second quarter of 2013, compared with a tax expense of RMB13,235 in the first quarter of 2013 and an income tax benefit of RMB10.3 million during the second quarter of 2012.

Net Income / (Loss) and Earnings/ (Loss) per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the second quarter of 2013 was RMB49.0 million (US$8.0 million), compared with a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB128.7 million in the first quarter of 2013 and a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB310.5 million in the second quarter of 2012.

Basic and diluted earnings per share was RMB0.55 (US$0.09) in the second quarter of 2013. Basic and diluted earnings per ADS was RMB2.20 (US$0.36) in the second quarter of 2013.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the second quarter of 2013 was RMB74.3 million (US$12.1 million), compared with a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB75.3 million in the first quarter of 2013 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB297.6 million in the second quarter of 2012.

Non-GAAP basic and diluted earnings per share in the second quarter of 2013 were RMB0.84 (US$0.14) and RMB0.83 (US$0.14), respectively. This translates into non-GAAP basic and diluted earnings per ADS were RMB3.36 (US$0.56) and RMB3.32 (UD$0.56), respectively in the second quarter of 2013.

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Financial Position

As of June 30, 2013, the Company had RMB694.6 million (US$113.2 million) in cash and cash equivalents and restricted cash, compared with RMB790.7 million of cash and cash equivalents and restricted cash as of March 31, 2013.

As of June 30, 2013, total short-term bank borrowings, including the current portion of long-term bank borrowings were RMB2.37 billion (US$386.2 million), compared with RMB2.47 billion as of March 31, 2013, and total long-term borrowings were RMB383.0 million (US$62.4 million), compared with RMB344.0 million as of March 31, 2013.

As of June 30, 2013, the Company’s working capital balance was negative RMB2.07 billion (US$337.4 million), compared with negative RMB1.39 billion as of March 31, 2013.

Second Quarter 2013Operational Highlights

Solar Product Shipments

Total solar product shipments in the second quarter of 2013 were 489.2 MW, consisting of 460.0 MW of solar modules, 11.1 MW of silicon wafers and 18.1 MW of solar cells. In comparison, total shipments for the first quarter of 2013 were 338.6 MW, consisting of 282.4 MW of solar modules, 25.4 MW of silicon wafers and 30.8 MW of solar cells, and total solar product shipments in the second quarter of 2012 were 302.1 MW, consisting of 223.0 MW of solar modules, 63.3 MW of silicon wafers and 15.8 MW of solar cells.

Solar Products Production Capacity

As of June 30, 2013, the Company’s in-house annual silicon wafer and ingot, solar cell, and solar module production capacity was approximately 1,500 MW each.

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Recent Business Developments

●	In June 2013, JinkoSolar modules were awarded Dust & Sand certification by TUV Nord.

●	In June 2013, JinkoSolar modules received Class 1 fire resistance certification, the highest performance level, from Italy’s Istituto Giordano.

●	In June 2013, JinkoSolar supplied 25 MW of high-efficient solar PV modules to the first private solar park in India. Located in Mandrup, India, the project was developed on a turnkey basis by Enrich Energy Pvt Ltd., a pioneer in India focused on developing large scale private solar parks.

●	In July 2013, JinkoSolar supplied 39MW of high-efficiency solar PV modules to AMEC for three utility scale projects in the US.

Operations and Business Outlook

Third Quarter and Full Year 2013Guidance

For the third quarter of 2013, total solar module shipments are expected to be between 460MW and 500MW. For the full year 2013, total solar module shipments have been revised upwards and are now expected to be between 1.5 GW and 1.7 GW, with total project development scale expected to remain between 200 MW and 300 MW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Wednesday August 14, 2013 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

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Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 08:00 a.m. U.S. Eastern Daylight Time, August 21, 2013. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	7658951

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar is a leading solar power product manufacturer with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Montpellier, France; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan; and Cape Town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.5 GW each for silicon ingots and wafers, solar PV cells, and solar PV modules as of Jun 30, 2013. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, France, Eastern Europe, China, India, Japan, South Africa, and other countries and regions.

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Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP Earnings (Loss) Per Share, non-GAAP earnings (loss) per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, and exchange gain on the convertible senior notes and capped call options;

●	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options as well as incremental shares for assumed conversions of convertible senior notes; and

●	Non-GAAP diluted weighted average ordinary shares outstanding are adjusted to exclude incremental shares for assumed conversions of convertible senior notes.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

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Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 28, 2013, which was RMB6.1374 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate on June 28, 2013 or March 31, 2013. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6061 1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

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JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)

	For the quarter ended
	June 30, 2012	March 31, 2013	June 30, 2013
	RMB	RMB	RMB	USD
Revenues from third parties	1,180,267	1,134,459	1,330,353	216,762

Revenues from related parties	57,724	28,944	434,532	70,801

Total revenues	1,237,991	1,163,403	1,764,885	287,563

Cost of revenues	(1,134,401)	(1,016,092)	(1,453,298)	(236,794)

Gross profit	103,590	147,311	311,587	50,769

Operating expenses:
Selling and marketing	(90,433)	(93,924)	(117,490)	(19,143)
General and administrative	(77,561)	(60,064)	(25,280)	(4,119)
Research and development	(18,107)	(10,133)	(13,052)	(2,127)
Total operating expenses	(186,101)	(164,121)	(155,822)	(25,389)

(Loss)/Income from operations	(82,511)	(16,810)	155,765	25,380
Interest expenses, net	(54,828)	(55,266)	(58,462)	(9,526)
Subsidy income	-	1,854	1,838	299
Exchange loss	(124,976)	(33,716)	(19,042)	(3,103)
Other (expense)/income, net	(1,999)	6,784	(800)	(130)
Change in fair value of forward contracts	(53,198)	15,034	13,279	2,164
Change in fair value of convertible senior notes and capped call options	(3,266)	(46,984)	(25,242)	(4,113)
(Loss)/Gain before income taxes	(320,778)	(129,104)	67,336	10,971
Income tax benefit/(expense)	10,290	(13)	216	35
Equity in losses of affiliated companies	-	(45)	(19,281)	(3,142)
Net (loss)/income	(310,488)	(129,162)	48,271	7,864
Less: Net loss attributable to non-controlling interests	(2)	(418)	(692)	(113)
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(310,486)	(128,744)	48,963	7,977
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	(3.50)	(1.45)	0.55	0.09
Diluted	(3.50)	(1.45)	0.55	0.09

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	(14.00)	(5.80)	2.20	0.36
Diluted	(14.00)	(5.80)	2.20	0.36

Weighted average ordinary shares outstanding:
Basic	88,740,778	88,758,778	88,810,075	88,810,075
Diluted	88,740,778	88,758,778	88,992,247	88,992,247

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

Net (loss)/income	(310,488)	(129,162)	48,271	7,864
Other comprehensive (loss)/income:
-Foreign currency translation adjustments	(247)	2,443	4,524	737
Comprehensive (loss)/income	(310,735)	(126,719)	52,795	8,601
Less: comprehensive loss attributable to non-controlling interest	(2)	(418)	(692)	(113)
Comprehensive (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(310,733)	(126,301)	53,487	8,714

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(310,486)	(128,744)	48,963	7,977

Change in fair value of convertible senior notes and capped call options	3,266	46,984	25,242	4,113

4% of interest expense of convertible senior notes	7,746	7,729	7,649	1,246

Exchange loss/(gain) on convertible senior notes and capped call options	1,909	(1,287)	(7,576)	(1,234)

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	(297,565)	(75,318)	74,278	12,102

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	(3.35)	(0.85)	0.84	0.14
Diluted	(3.35)	(0.85)	0.83	0.14

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	(13.40)	(3.40)	3.36	0.56
Diluted	(13.40)	(3.40)	3.32	0.56

Non-GAAP weighted average ordinary shares outstanding -
Basic	88,740,778	88,758,778	88,810,075	88,810,075
Diluted	88,740,778	88,758,778	88,992,247	88,992,247

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JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2012 (Note 1)	June 30, 2013
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	279,130	453,255	73,851
Restricted cash	140,761	241,391	39,331
Short-term investments	722,461	1,021,495	166,438
Accounts receivable, net - related parties	105,531	453,962	73,967
Accounts receivable, net - third parties	1,712,685	1,836,099	299,166
Notes receivable - third parties	1,424	16,960	2,763
Advances to suppliers, net - third parties	63,553	99,661	16,238
Inventories	527,962	529,571	86,286
Forward contract receivables	12,930	26,302	4,286
Other receivables—related parties	5,840	704	115
Capped Called	-	28,102	4,579
Prepayments and other current assets	413,331	497,313	81,028

Total current assets	3,985,608	5,204,815	848,048

Non-current assets:
Restricted cash	14,800	14,800	2,411
Project Assets	536,391	770,587	125,556
Long term investment	35,184	99,858	16,270
Property, plant and equipment, net	3,329,873	3,339,581	544,136
Land use rights, net	365,749	362,417	59,051
Intangible assets, net	6,374	6,508	1,060
Forward contract receivables-long term	-	82	13
Capped call options	16,131	-	-
Other assets	82,210	100,797	16,423

Total assets	8,372,320	9,899,445	1,612,968

LIABILITIES
Current liabilities:
Accounts payable - related parties	30,045	28,611	4,662
Accounts payable - third parties	1,347,327	1,378,864	224,666
Notes payable	1,149,137	1,689,035	275,204
Accrued payroll and welfare expenses	206,425	217,630	35,460
Advances from customers	121,031	157,101	25,597
Income tax payables	3	-	-
Other payables and accruals	817,393	841,990	137,190
Other payables due to a related party	2,271	2,455	400
Forward contract payables	5,491	236	38
Convertible senior notes	-	559,057	91,090
Bonds payable and accrued interests	313,690	30,566	4,980
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,245,631	2,370,191	386,188

Total current liabilities	6,238,444	7,275,736	1,185,475

Non-current liabilities:
Long-term borrowings	167,000	383,000	62,404
Long-term payables	146	9,133	1,488
Bond payables	-	800,000	130,348
Accrued warranty costs – non-current	109,338	124,799	20,334
Convertible senior notes	483,582	-	-

Total long term liabilities	760,066	1,316,932	214,574

Total liabilities	6,998,510	8,592,668	1,400,049

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 88,758,778 and 89,051,402 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	13	13	2
Additional paid-in capital	1,524,729	1,531,620	249,555
Statutory reserves	179,041	179,041	29,172
Accumulated other comprehensive loss	236	7,202	1,173
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2012 and June 30, 2013, respectively	(13,876)	(13,876)	(2,261)
Retained earnings	(325,022)	(404,803)	(65,957)

Total JinkoSolar Holding Co., Ltd. shareholders' equity	1,365,121	1,299,197	211,684

Non-controlling interests	8,689	7,580	1,235

Total liabilities and shareholders' equity	8,372,320	9,899,445	1,612,968

 Note 1: The Condensed Consolidated Balance Sheet as of December 31, 2012 was derived from the audited consolidated financial statements.

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